Exhibit 99.3

Clear connection
Telkom SA Limited
Analyst presentation

Cautionary statement on forward looking statements
All of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities
Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the
US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at
www.telkom.co.za/ir, including, but not limited to, any changes to Telkom’s mobile strategy and its ability to successfully implement such strategy and organisational changes thereto; increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s proceedings with Telcordia
Technologies Incorporated and others and its hearing before the Competition Commission related to the VANs litigation; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication - Related
Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectation.

Agenda
Strategy Overview
Customer Service - Telkom today
Multi-Links
Africa Online
Tea
Telkom Media
Fixed Mobile Strategy
Lunch

Strategy overview
Reuben September

Our core strategy is to defend
and grow profitable revenue
The core strategy remains on track

Build customer
loyalty
(service provider
of choice)
Build customer
retention
(resistance to
switch)
Convert to
annuity
revenue
Defend
Defend strategy

Growth strategy
• An imperative to replace declining revenue due to:
 – Market share losses to competitors
 – Fixed‑to‑mobile substitution
 – Pricing pressures
 – Economic pressures on ARPU’s
• Growth strategies aimed at exploiting opportunities identified in external environmental analysis:
 – Fixed-mobile growth
 – Geographic expansion
 – Converged solutions
 • Rich media over broadband (consumer market)
 • Network, data centre & IT solutions

 Three axis approach
• Become an integrated service provider
 across the fixed & mobile value chain
• Position entity as a competitive converged
 solutions service provider
• Expand aggressively into the managed
 voice, managed data, IT services &
 applications
• Diversify into new revenue growth
 opportunities in adjacent markets, such as
 rich content
• Expand beyond South Africa through the
 integrated service provider strategy
• Reduce our dependence on domestic
 revenue streams
Fixed / mobile capability
Geographic reach
Converged services (voice, data, video
& Internet)
What does each axis represent?
Desired
Current
Fixed / mobile
capability
Geographic
reach
Broadband &
converged services
(voice, data, video &
Internet)
Pillars are
mutually
reinforcing
Growth initiatives

 Consumer
Enterprise
 Value-added telecoms
 Interactive entertainment
 IT support services
 Home management
 Communications
 Managed services
 Equipment
 Applications
 High Speed
 Access
 Fibre, SHDSL, ADSL,
 WiMax, Ethernet, 3G
–  Own the home via a home gateway
–  Deliver rich content via the Do Broadband portal
–  Revenue generation through advertising streams
–  Strong focus on gated community market
–  Strong focus on the youth market
–  NGN-enabled services
–  Expand data centre hosting capabilities
–  Selected IT services such as LAN management
Broadband & converged services - Product innovation

Business acumen
‘From short-term
silos to long-term
enterprise focus’
Organisation &
people
‘From complacency to
high performance’
Areas of
transformation
Customer
centricity
‘From product to
customer centric’
Network evolution
‘From legacy voice
to IP converged’
Enabling strategies

Customer Service
Motlatsi Nzeku

*
Radical approach needed
• Deteriorating service levels
Customer service - current challenges

Radical approach needed

Photo examples of typical theft

… more photo examples of theft

Leveraging industry capability and scale is key
Customer service - taking on the challenge 2008/9

Creating public awareness and engaging relevant stakeholders
Public and media communication
• Public and SMME interactions
• Media interactions
 – 3rd March 2008: Cape Talk 567 / KFM
 – 3rd March 2008: SAFM
 – 3rd March 2008: Jacaranda FM
 – 3rd March 2008: Heart Radio (Western Cape based)
 – 4th March 2008: Summit TV (Face2Face)
 – 14th March 2008: SABC 3 (News @ 1)
 – 17th March 2008: Talk Radio 702
 – 25th March 2008: Morning Live

What Drives Our Wireless Deployment
• Spectrum availability, assignment and cost
• Competitive environment
• Technology maturity and general availability
• Services capability - Nomadic Voice, ….. Portable data
• Old and vulnerable technology replacement options
 – cost effectiveness - old, vulnerable and rural
 – technology scalability, longevity and capability
 – reach (distance/footprint)
• Target Market
 – corporate market
 – townships and villages
 – gated communities
 – Youth & young adults - Universities and colleges
• Enablement of mobility factored into network planning

• Improved customer communication
• Optimised forecasting model for the purpose of improved
 network planning
• Differentiated customer segmentation and treatment
• Unified and automated service provisioning and assurance
Customer service - taking on the challenge 2008/9
• Lobbying authorities to declare copper a precious metal and cable theft as sabotage
• Investing in alarming of cable routes and deploying armed
 response teams

International subsidiaries
Thami Msimango

Multi-Links
Justin Ramayia

Nigeria presents excellent growth opportunities
Nigerian market

Multi-Links to target voice and data solutions for corporates
CDMA market share

Multi-Links: Nigerian licence
• Multi-Links holds a Unified Access Service Licence
 – Provide mobile, fixed-wireless and fixed-wireline
 telecommunication services
 – For the conveyance of voice, data and video
 – Use of an International Gateway
 – Lease from or provide transmission capacity to any authorised licensee
 – No restriction in the choice of technology used
 – Multi-Links has national “right of way”

CDMA benefits
• Voice - CDMA delivers higher Erlang capacity
• Data capacity vastly superior - higher throughputs and better uplink speeds
• CDMA 2000 1x base stations offer up to 3 times more capacity
• Offers superior soft handover when roaming
• Can re-use frequencies in the same cell
• Offers very reliable Internet service
• CDMA operators have lower tariffs
• Multi-Links currently has 10% market share of all Internet subscribers
• Cost of handsets at $30, introduction of Ruim card will level playing field

A network with integrity
• Reliability
• Technology Pioneer
• Innovation and Leadership
• Extremely loyal customer base - 2.4% churn per annum
• Entrance of Telkom has given major credibility
• Growing excitement about the provision of fixed-line data
 services

Marketing strategy
• Strong drive to invest in brand equity and
 brand visibility
• Specific product and price promotions
• Visibility and continuous communication is
 key to the Nigerian market
• Niche value proposition focusing on
 communities and families
• GSM operators tend to target the youth
• Aims to be strategic business partner of
 choice - focus on data
• R105 million targeted spend for marketing
 and advertising in FY 2008/09

Integrated OSS and BSS systems in planning phase
Customer service
• Quality and customer service are increasingly becoming key requirements for both the regulator and customers
• The call centre is being planned around customer and product segmentation to maintain minimum turn-around times
• A focus on ambiance on all customer facing outlets
• Reward and recognition programmes
• Pro-active communication through automated communication, SMS’s and calls
• Increasing the number of customer touch points and channels for interaction
• Nationwide distribution network

Details	2007/08	2008/09	2009/10
CDMA Subscribers	812,000	3,500,000	4,200,000
EV/DO	0	225,000	270,000
Data Leased Line	0	350	1,000
Corporate Internet	1	70	200
Wholesale Internet	0	8	14
Total blended subscribers	812,001	3,725,428	4,471,214
Aggressive network build-out and marketing campaigns
Subscriber targets

Growth into the data market
• Strong potential to grow fixed-line
 corporate data business
• Data market in Nigeria is virtually green-
 fields
• Self provisioning via satellite and
 microwave is prominent
• Few service providers - not too contested
• National connectivity is extremely
 expensive and profitable
• ISP’s currently provide Internet access
 with very little added value

Growth into the data market
• Multi-Links to focus on the following data
 connectivity solutions :
 – National VPN services
 – Metropolitan VPN services
 – Corporate Internet access
 – IPLC services
 – Wholesale bandwidth leased lines
• Building a landing station in 2008/09 financial year
• Building a national network operations centre
 (NNOC)
• Deliver value added services :
 – VoIP
 – Video
 – Interactive entertainment
 – IT support

Coverage map
Existing (Q1 2008)
Benin City
Ore
Ijebu-Ode
Shagamu
Owo
Bida
ABUJA
Akwanga
Jos
Dutse
Kano
Katsina
Sokoto
Makurdi
Enugu
Abakiliki
Calabar
Kaduna
Umuahia
Owerri
Yola
153km
436km
133km
190km
155km
303km
364km
254km
293km
800km
482km
405km
262km
Yenagoa
• Planned: 3,100km fibre
 during 2008/09
• Target: 80% of Nigerian
 population covered by
 20011/12
Q2-2008/9
Q2-2009/10
2010 >>
Lagos
Ibadan
Damaturu
Zaria

Capex per year	2007/08	2008/09	2009/10
Fibre in kms	1,418	3,100	2,000
Base Stations	134	1,000	500
Capacity for Voice (ports)[1]	812,000	3,200,000	1,600,000
NGN Nodes	0	58	126
1. Includes data connectivity (Narrowband)
Demand driving capex spend
Capex focus
• Currently have 267 base stations
• Capex programme on track despite power interruptions
• Targeted to spend US$228 million in 2008 financial year

Financial targets
• Revenue targets - US$1.5 billion by 2010/11
• EBITDA margin :
 – currently below 20%
 – next 3 years in excess of 20%
• ARPU - currently above US$30, envisaged
 decline of 15% per year for the next 3 years
• Average cost of borrowing - approximately 10%
• Pioneer tax status ended on 31 December 2007
• Current tax rate of 30% plus an education tax of
 2% paid on sourced revenues

Africa Online
John Joseph

Africa Online - at a glance
● Powerful well recognised brand -
    obvious choice to many
●          Pioneer in affordable broadband

    technology (InfiNet) in 3 markets,

    Kenya, Ghana and Tanzania
● AFOL operating in the corporate
    and consumer markets in 8
    countries (AFOL Kenya only focus
    on consumer market)
● JV with Verizon in Kenya
    (Corporate market) and Zambia

Pan-African solutions for multi-national blue chip clients
including AIG, Toyota, Firestone, Mantrac-CAT, SITA, Galileo,
Coca-Cola, Oxfam, CARE International and the International
Monetary Fund (IMF)
We offer a wide range of corporate solutions utilising
various access technologies; Leased Lines, Frame-relay,
Fibre, Wireless, VSAT, DSL, cable and radio as last mile
technology
Direct Pan African coverage of 9 countries, plus further
affiliate relationships, availing one stop account
management and on the ground accountable support. This
is key for major multi-national corporates and carriers
We provide 24x7 customer support in Kenya, Ghana, Cote
d’Ivoire, Tanzania and Zambia. 24x7 support extended to
remaining countries in the next financial year
24x7
Customer
Service
Customer
Base
Corporate
Solutions
Growing
African
Footprint
Pan African ICT provider

Africa Online
• Focusing on aggressive wireless broadband infrastructure roll-out
• Intends to grow presence from 9 - 15 countries within 3 years
• Capitalising on synergies with Telkom
• Driving broadband VSAT services to corporates and multi-nationals
• Has strategic partnerships with 5 major carriers
• Signing up 10 affiliates to expand the footprint

Medium term:
▪ Reduce churn through
 improved customer service
▪ Improve ‘wallet share’
 through better targeting
▪ Drive more new services,
 with reduced time to
 revenue
▪ Drive solutions
Short-term:
▪ Efficient Processes
• Asset management
• Bandwidth
 management
• Improve QoS
• Realise new revenues
Immediate:
• Improve on synergies
• Increase coverage
• Increase choice for
 customers
Towards Pan African ICT Provider
Tactical plan

AFOL - Achievements 2007/2008
• Major growth in Pan African multi-national segment
• Introduced wireless broadband in Tanzania
• Expanded wireless coverage in Kenya and Ghana
• Developed channel strategy for the mass market
• Negotiated interconnection agreements in East African markets
• New products developed. To be launched in Q1 2008/09
 – VoIP
 – Content management and web development
 – International interconnection
 – Wholesale of bandwidth in West African market

TSA VSAT
services on the
continent and
co-operation
agreement
• Migrate Telkom’s existing 171 international VSAT
 services to AFOL
• SAIX services for targeted markets - Swaziland, Namibia
 and Zimbabwe
• Enhance VSAT services for multi-nationals
• VoIP
• Managed security
• Professional services
• Data back up and storage
• Hosting (website and applications)
Telkom Internet
“white label”
products
International
voice
termination
• Conclude more interconnection agreements
• Utilise voice licence in Uganda
• Finalising voice licences in East Africa
Growth Pillar 1: Telkom & AFOL synergies

• Fax to e-mail service
• VPN Services (MPLS)
• Space stream access service with VPN offering
• Packaging and bundling
Develop new
products
Hosting and
application
services
• Digital design, development & hosting of corporate & brand specific websites, e-commerce sites, campaign landing pages and content portals
• Targeting content management acquisitions
• Develop portal for Africa Online
New
acquisitions
• Corporate market in Kenya
• New markets assessment - Angola, Senegal, Botswana and
 Ethiopia
• New International Gateway licenses in Tanzania, Uganda and
 Kenya
Growth Pillar 2: Market expansion

Pan African
business
growth
opportunities
• Finalise partnership agreements with strategic partners
 – SITA, VANCO, Equant, Expereo, SITA expansion
 agreement, BT, Carril International
• Affiliate recruitment and management
• Formalise affiliate agreements to increase footprint
Develop VoIP
services and
bundling
• Corporate voice service - quality of service
• Conference calling
• Develop prepaid voice over broadband service
Growth Pillar 3: Grow corporate & multi-national market

Develop
wholesale
market
• IP transit services (cable) - Ghana and Cote D’Ivoire
• Virtual ISP model for broadband services
Increase
broadband
penetration
• Accelerated network roll-out of wireless broadband in
 Kenya, Ghana and Tanzania. New markets: Uganda
 and Zimbabwe
• New channel strategy implemented, channel partners
 and service activation contact centre
• Develop new wireless broadband products
• Accelerate broadband over powerline service - Cote
 D’Ivoire
Growth Pillar 4: Growth of wireless broadband Internet access

	2007/08	2008/09	2009/10
Dial-up & wireless	15,560	34,643	67,439
Unbundled Local Loop & ADSL	428	637	773
Dedicated Corporate Links	700	1,063	1,456
Broadband VSAT	102	616	726
Total	16,790	36,959	70,394
• Aggressive deployment of wireless broadband base stations
• Develop more effective and efficient mass market channels
• Corporate and multi-national market to grow via strategic partnerships -
 Vanco, BT, Expereo International, CIPRIS, SETA
• Dedicated expansion of affiliate network
Subscriber targets

Financial targets
• Revenue slightly under US$20 million in 2007/08 financial year
• Revenue target - US$70 million by 2009/10
• EBITDA margin - aiming for 18% by 2009/10
• Cash flow positive in 2009/10 financial year
• Expected Capex spend of US$11.6 million in 2007/08
• Targeted Capex spend of US$12 million in 2008/09

Telkom Media
Reuben September

Contents
• Initial investment rationale
• Current content landscape
• Telkom Media’s business plan
• Why reduce shareholding?
• Current status and next steps

Initial Investment rationale
• Strategic value in owning content
 – security
 – price
 – quality
• Emerging “triple play” market requirement for
 quality content
• Expected only one IPTV broadcast licence
 – Require licence to offer “triple play” products
• Diversify revenue streams
• Supply content into the untapped African market
• Lower Telkom’s unit cost of content by creating
 scale through pay TV business
• Be an active participant in the ICT industry

Content landscape
• Regulatory clarity
 – Only IPTV requires a broadcasting licence
 – Video-on-demand does not
• Recent content market developments
 – Improved ability to purchase content
 »reduced strategic importance of
 owning content
 »No need to “subsidise” content costs
• The absence of IPTV products not overly value
 destructive
 – Required to fulfil customer expectations

Telkom Media’s business plan
• Telkom Media’s business model sound
 – target market LSM 5-8
 – differentiate on content and price
• Media companies have long pay-back periods
• In depth review of business plan by Telkom
 – supported by independent 3rd party
• Telkom accepted the business plan
 – realistic and achievable
 – peak funding of 100% of Telkom Media
 reduced to R5.3 billion

Why reduce shareholding?
• Number of initiatives competing for limited funds
 – shorter pay-back periods than Telkom Media
• Fixed-line businesses (the world over) need to focus on their strengths in face of increased competition
 – Telkom’s interest in content: to support and strengthen the fixed-line business
• A controlling equity stake is not necessarily a requirement to access content

Current status and next steps
• Process to reduce shareholding currently underway
• Telkom’s aim is to keep the smallest possible stake
• Size of stake informed by :
 − Retention value of having IPTV products vs
 value of investment
 − To a lesser extent access to content
 − To secure access to attractive and affordable
 content:
 » Is a controlling stake required? or
 » Is a minority stake sufficient?
• Loan account at 29 Feb 2008 of R252 million
 − Including assets of R150 million
• Will continue to fund essential opex in the interim
 − Aim to limit Telkom’s exposure
 − Simplify realisation of investment

Fixed mobile strategy
Reuben September

Fixed mobile strategy - Telkom’s position
• Key considerations
• Focussing on fixed line strengths
• Oger offer
• Building our own mobile capabilities
• Vodacom

Fixed Mobile strategic considerations
Key issues informing Telkom’s positioning:
• The Telkom Group is significantly over-exposed to the South African economy and currency risk
• Telkom is acutely aware of growth opportunities in emerging markets, both in Africa and beyond
• The South African voice market is highly competitive and saturated
• Telkom’s strength lies in our fixed line network and related capabilities including data centre, network management capabilities, satellite and undersea cable among others
• It is important to incorporate or obtain mobile capabilities to explore growth opportunities fully, especially in emerging markets
• The disposal of Telkom or any of its investments will be considered but only if compelling strategic rationale supports such a disposal

Transforming our fixed line operations
• Leading international fixed line operators continue to grow in highly competitive environments by:
 – remaining focussed on their existing strengths
 – continuously transforming their fixed line business model to increase its value proposition to customers
• Telkom will follow suite
• Some untapped initiatives include:
 – Data Centres
 – Digital Home
 – increasing usage per ADSL link to homes and businesses, including multiple and simultaneous usage of the same link
 – partnering with leading IT Companies to provide products up and down the value chain i.e. remote Home IT support

Rejection of the Oger offer
• Oger’s non-binding offer has been considered
• Telkom board and management concluded that the offer
 is not in the best interest of shareholders

Building own fixed wireless and mobile data network
 The decision has been made to selectively build a fixed wireless and mobile data network. The assigning of GSM spectrum to Telkom provides the necessary impetus to this initiative.
The rationale for the decision include:
• Improves Telkom’s competitive position and international bid-credentials
• Have an “up and running” network to take advantage of the EC Act
• Secure last mile access to “pump” traffic back through our fixed network
• The decision as to where and to what extent we will build will be determined by the availability and willingness of the MOs
• Telkom’s fixed wireless network will not allow cell-to-cell handover
• Telkom intends to focus on providing mobile data services, e.g.
 – offer 3G interim service whilst ADSL is being installed
 – expanding Telkom’s Do Broadband to “Do Mobile Broadband”, etc.

Building own fixed wireless and mobile data network (cont.)
• The depth and pace of penetration levels
 will be based on viabilities taking into
 account:
 – existing co-location synergies
 – network sharing and roaming
 arrangements with MOs
 – revenue share arrangements with
 suppliers

Building own fixed wireless and mobile data network (cont.)
A selective build programme, focussing on rural areas,
niche high ARPU and data opportunities makes strategic sense.
Mobile capabilities compliment Telkom’s fixed line offering
This route provides a more viable alternative to marginal fixed line operations, mobile technologies being more efficient regarding:
 – rural areas
 – high cable theft and high maintenance areas
 – servicing regulatory obligations including payphones, offering roaming prospects etc
 – GSM spectrum enables the deployment of cheaper and more appropriate CPE
 – quicker roll-out capabilities
 – enhanced customer satisfaction, convenience, security proposition factors, mobile banking prospects etc.

Leveraging the value created in Vodacom to expand globally
remains an important consideration
Vodacom
• Telkom’s 50% stake in Vodacom remains a valuable asset
• Disposal of Vodacom will be considered but only if compelling strategic rationale convinces us to do so
 – all alternatives measured against the full value of Vodacom
 – the point of exit, if at all, will be determined by the alternative value comparison
 – Telkom is pragmatic about its interest in Vodacom
• Telkom has identified a number of attractive alternative opportunities

Investor Relations

Nicola White

Tel: +27 12 311 5720

Fax: +27 12 311 5721

e-mail: whitenh@telkom.co.za